UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number: 0-2816

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Methode Electronics, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548

Financial Statements and Supplemental Schedule

Methode Electronics, Inc. 401(k) Savings Plan

Year ended December 31, 2003
and the period from April 28, 2002 to December 31, 2002
with Report of Independent Registered Public Accounting Firm

Employer Identification Number 36-2090085
Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Financial Statements
and Supplemental Schedule

Year ended December 31, 2003 and the
period from April 28, 2002 to December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

Administration Committee
Methode Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003, and the period from April 28, 2002 to December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, and for the period from April 28, 2002 to December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

April 23, 2004

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Cash	**$ 211,182**	$ 25,324
Investments:		
Group annuity contract	**2,712,218**	2,151,880
Mutual funds	**22,207,388**	15,627,206
Common stock	**4,050,884**	4,000,398
Participant loans	**1,083,199**	901,151
Total investments	**30,053,689**	22,680,635
Receivables:		
Unsettled investment sales	**16,892**	–
Accrued interest	**34,423**	19,009
Total receivables	**51,315**	19,009
Total assets	**30,316,186**	22,724,968
Liabilities		
Unsettled investment purchases	**214,115**	30,744
Refund of overfunded employer contributions	**9,525**	–
Total liabilities	**223,640**	30,744
Net assets available for benefits	**$30,092,546**	$22,694,224

See notes to financial statements.

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2003	Period from April 28, 2002 to December 31, 2002
Additions		
Participant contributions	**$ 2,455,413**	$ 1,650,140
Company contributions	**1,987,220**	1,333,489
Rollovers	**332,390**	32,749
Interest and dividends	**538,095**	383,368
Total additions	**5,313,118**	3,399,746
Deductions		
Benefits paid to participants	**1,876,646**	965,668
Administrative fees	**–**	1,478
Transfer to Stratos Lightwave, Inc. 401(k) Savings Plan	**–**	1,480
Total deductions	**1,876,646**	968,626
Net realized and unrealized (appreciation) depreciation in fair value of investments	**(3,961,850)**	3,472,802
Net increase (decrease)	**7,398,322**	(1,041,682)
Net assets available for benefits:		
Beginning of period	**22,694,224**	23,735,906
End of period	**$30,092,546**	$22,694,224

See notes to financial statements.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2003 and the
period from April 28, 2002 to December 31, 2002

1. Description of the Plan

The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions. Copies of the SPD are available from Methode Electronics, Inc.

General

The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.

The Company acquired Kill & Bolton Associates International, Inc. (KBA) on January 31, 2003. Employees of KBA were eligible to participate in the Plan effective February 1, 2003.

Employees of Connectivity Technologies, Inc. (CTI), a subsidiary of Methode Electronics, Inc., became eligible to participate in the Plan effective January 1, 2003 after CTI terminated its 401(k) Plan as of December 31, 2002.

Prior to April 28, 2002, the Plan year ended on the Saturday closest to April 30. Effective April 28, 2002, the Plan was amended, whereby the Plan year was redefined as being a 12-month period beginning January 1 and ending December 31.

Participation

Employees who are employed by the Company for three full calendar months will be eligible to participate in the Plan on the first day of the following calendar month.

1. Description of the Plan (continued)

Contributions

Participants may elect to contribute a minimum of 2% of their pretax annual compensation, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).

The Company contributes to the Plan, on behalf of each participant, 3% of each participant's eligible compensation, subject to the IRS maximum amount, for the portion of the Plan year in which the employee was a participant in the Plan.

Participants may direct contributions into various investment options offered by the Plan.

Participant Withdrawals

Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes. Such withdrawals must be approved by the Company Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.

Vesting

Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratable through payroll deductions.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The group annuity contract is valued at contract value as estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants' benefits.

The group annuity contract had an average yield of 4.23% and 5.4% (annualized) for the year ended December 31, 2003, and the period April 28, 2002 to December 31, 2002, respectively. The crediting interest rate was 3.0% and 4.25% at December 31, 2003 and 2002, respectively. The crediting interest rate is set at the beginning of the calendar year and is periodically reviewed for adjustment. The fair value of the group annuity contract was approximately $2,803,881 at December 31, 2003.

The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

2. Significant Accounting Policies (continued)

Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Generally, expenses of the Plan are paid by the Company.

3. Investments

The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year ended December 31, 2003	Period from April 28, 2002 to December 31, 2002
Common stock	**$ 484,843**	$(1,133,199)
Mutual funds	**3,477,007**	(2,339,603)
	$3,961,850	$(3,472,802)

3. Investments (continued)

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31 2003	December 31 2002
Hartford Life Insurance Company Group Annuity Contract	**$2,712,218**	$2,151,880
The American Funds Group:		
American Balanced Fund	**7,282,567**	4,676,450
American Mutual Fund	**3,304,334**	2,503,560
Fidelity Institutional Retirement Services Company:		
Magellan Fund	**4,389,014**	3,287,881
Growth and Income Fund	**4,351,582**	3,180,666
Methode Electronics, Inc., Class A Common Stock	**3,798,552**	3,806,173

4. Income Tax Status

The Plan has received a determination letter from the IRS dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

Methode Electronics, Inc.
401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Investment	Shares	Contract/ Current Value
Annuity contract			
Hartford Life Insurance Company	Group Annuity Contract	2,712,218	$ 2,712,218
Mutual funds			
The American Funds Group	American Balanced Fund	421,201	7,282,567
	American Mutual Fund	135,535	3,304,334
	Europacific Growth Fund	21,595	652,391
Fidelity Institutional Retirement Services Company	Government Money Market Fund	793,637	793,637
	Magellan Fund	44,905	4,389,014
	Growth and Income Fund	122,133	4,351,582
MFS	MFS Investors Growth Stock Fund	59,805	676,992
Putnam	Putnam Voyager Fund	47,752	756,871
			22,207,388
Common stock			
Stratos Lightwave, Inc.*	Stratos Lightwave, Inc. Common Stock	36,486	247,375
Methode Electronics, Inc.*	Methode Electronics, Inc., Class A Common Stock	310,593	3,798,552
Methode Electronics, Inc.*	Methode Electronics, Inc., Class B Common Stock	211	4,957
			4,050,884
Participant loans	Interest rates range from 5.0% to 10.5%		1,083,199
			$30,053,689

**Party in interest.*

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61940) pertaining to the Methode Electronics, Inc. 401(k) Savings Plan of our report dated April 23, 2004, with respect to the financial statements and schedule of Methode Electronics, Inc. 401(k) Savings Plan included in this Annual Report (Form 11-K) for year ended December 31, 2003.

Chicago, Illinois
June 24, 2004

Ernst & Young LLP

0311-0482032

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 25, 2004

By: ______________________

Douglas A. Koman
Chief Financial Officer
(Principal Financial Officer)